Exhibit 21.1

List of Talon Real Estate Holding Corp. Subsidiaries

Entity Name	State of Organization
Talon OP, L.P.	Minnesota
Talon Real Estate, LLC	Minnesota
5130 Industrial Street, LLC	Delaware
Talon Bren Road, LLC	Delaware
Talon First Trust, LLC	Delaware
Talon Management Services, LLC	Minnesota